SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, June 2010
Commission File Number 000-29898
Research In Motion Limited

(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F   ☐          Form 40-F   ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1	Consolidated Financial Statements for the Three Months Ended May 29, 2010

2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended May 29, 2010

3	Canadian Forms 52-109F2 — Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

2

Document 1
Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)(unaudited)
Consolidated Balance Sheets

	As at
	May 29,	February 27,
	2010	2010

Assets
Current
Cash and cash equivalents	$1,850,199	$1,550,861
Short-term investments	498,127	360,614
Accounts receivable, net	2,649,889	2,593,742
Other receivables	136,204	206,373
Inventories	555,720	659,943
Other current assets	309,590	247,207
Deferred income tax asset	227,887	193,916

	6,227,616	5,812,656
Long-term investments	918,849	958,248
Property, plant and equipment, net	2,075,489	1,956,581
Intangible assets, net	1,298,424	1,326,363
Goodwill	162,286	150,561

	$10,682,664	$10,204,409

Liabilities
Current
Accounts payable	$576,644	$615,620
Accrued liabilities	1,768,499	1,638,260
Income taxes payable	78,092	95,650
Deferred revenue	71,079	67,573
Deferred income tax liability	26,244	14,674

	2,520,558	2,431,777
Deferred income tax liability	134,753	141,382
Income taxes payable	28,781	28,587

	2,684,092	2,601,746

Commitments and contingencies

Shareholders’ Equity
Capital stock
Preferred shares, authorized unlimited number of non-voting, cumulative, redeemable and retractable.	—	—
Common shares, authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares.
Issued — 552,467,854 voting common shares (February 27, 2010 — 557,328,394)	2,197,916	2,207,609
Treasury stock
May 29, 2010 — 1,479,233 (February 27, 2010 — 1,458,950)	(96,603)	(94,463)
Retained earnings	5,655,875	5,274,365
Additional paid-in capital	170,220	164,060
Accumulated other comprehensive income	71,164	51,092

	7,998,572	7,602,663

	$10,682,664	$10,204,409

See notes to consolidated financial statements.
On behalf of the Board:

John Richardson	Mike Lazaridis
Director	Director

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statements of Shareholders’ Equity

					Accumulated
				Additional	Other
	Capital	Treasury	Retained	Paid-In	Comprehensive
	Stock	Stock	Earnings	Capital	Income (Loss)	Total

Balance as at February 27, 2010	$2,207,609	$(94,463)	$5,274,365	$164,060	$51,092	$7,602,663

Comprehensive income:
Net income	—	—	768,902	—	—	768,902
Net change in unrealized gains (losses) on available-for-sale investments	—	—	—	—	(5,064)	(5,064)
Net change in fair value of derivatives designated as cash flow hedges during the period	—	—	—	—	54,539	54,539
Amounts reclassified to income during the period	—	—	—	—	(29,403)	(29,403)

Shares issued:
Exercise of stock options	8,442	—	—	—	—	8,442
Transfers to capital stock from stock option exercises	4,400	—	—	(4,400)	—	—
Stock-based compensation	—	—	—	15,947	—	15,947
Tax benefits (deficiencies) related to stock-based compensation	—	—	—	(572)	—	(572)
Purchase of treasury stock	—	(6,955)	—	—	—	(6,955)
Release of treasury stock	—	4,815	—	(4,815)	—	—
Common shares repurchased	(22,535)	—	(387,392)	—	—	(409,927)

Balance as at May 29, 2010	$2,197,916	$(96,603)	$5,655,875	$170,220	$71,164	$7,998,572

See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands, except per share data)(unaudited)
Consolidated Statements of Operations

	Three Months Ended
	May 29,	May 30,
	2010	2009
Revenue	$4,235,393	$3,423,510
Cost of sales	2,312,077	1,931,985

Gross margin	1,923,316	1,491,525

Operating expenses
Research and development	287,580	219,777
Selling, marketing and administration	482,841	514,291
Amortization	94,168	67,396

	864,589	801,464

Income from operations	1,058,727	690,061
Investment income	9,193	9,136

Income before income taxes	1,067,920	699,197

Provision for income taxes	299,018	56,167

Net income	$768,902	$643,030

Earnings per share
Basic	$1.39	$1.13

Diluted	$1.38	$1.12

See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statements of Cash Flows

	Three Months Ended
	May 29,	May 30,
	2010	2009

Cash flows from operating activities
Net income	$768,902	$643,030
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	186,181	128,541
Deferred income taxes	(39,812)	(57,516)
Income taxes payable	194	3,494
Stock-based compensation	15,947	12,701
Other	29,403	(25,589)
Net changes in working capital items	162,645	(90,038)

Net cash provided by operating activities	1,123,460	614,623

Cash flows from investing activities
Acquisition of long-term investments	(294,801)	(110,112)
Proceeds on sale or maturity of long-term investments	149,036	121,076
Acquisition of property, plant and equipment	(226,067)	(247,240)
Acquisition of intangible assets	(42,435)	(63,103)
Business acquisitions, net of cash acquired	(14,107)	(124,414)
Acquisition of short-term investments	(107,882)	(156,027)
Proceeds on sale or maturity of short-term investments	150,470	281,430

Net cash used in investing activities	(385,786)	(298,390)

Cash flows from financing activities
Issuance of common shares	8,442	11,542
Tax benefits (deficiencies) related to stock-based compensation	(572)	547
Purchase of treasury stock	(6,955)	(39,666)
Common shares repurchased	(409,927)	—
Repayment of debt	—	(6,099)

Net cash used in financing activities	(409,012)	(33,676)

Effect of foreign exchange gain (loss) on cash and cash equivalents	(29,324)	17,222

Net increase in cash and cash equivalents for the period	299,338	299,779
Cash and cash equivalents, beginning of the period	1,550,861	835,546

Cash and cash equivalents, end of the period	$1,850,199	$1,135,325

See notes to consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation and preparation

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended February 27, 2010, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended May 29, 2010 are not necessarily indicative of the results that may be expected for the full year ending February 26, 2011.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending February 26, 2011 and February 27, 2010 comprise 52 weeks. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.

Adoption of accounting pronouncements

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance to improve disclosures about fair value measurements. The guidance amends previous literature to require an entity to provide a number of additional disclosures regarding fair value measurements including significant transfers between Level 1 and Level 2 on a gross basis and the reasons for such transfers, transfers in and out of Level 3 on a gross basis and the reasons for such transfers, the entity’s policy for recognizing transfers between Levels and to disclose information regarding purchases, sales, issuances and settlements on a gross basis in the Level 3 reconciliation of recurring fair value measurements. The guidance also further clarifies existing guidance on disclosure requirements around disaggregation and valuation techniques for both recurring and non-recurring fair value measurements in either Level 2 or Level 3. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances, and settlements in the Level 3 reconciliation which is effective for interim and annual periods beginning after December 15, 2010. The Company adopted this authoritative guidance in the first quarter of fiscal 2011, with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements, which the Company will adopt in the first quarter of fiscal 2012. The current period adoption did not have a material impact on the Company’s results of operations, financial condition or the Company’s disclosures. The adoption of the remaining guidance in the first quarter of fiscal 2012 is not expected to have a material impact on the Company’s results of operations, financial condition or the Company’s disclosures.

In October 2009, the FASB issued authoritative guidance on certain revenue arrangements that include software elements. The guidance amends previous literature to provide that software revenue recognition guidance should not be applied to tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. As a result of this guidance, revenue from most of the Company’s devices and services, including its Blackberry devices, are no longer recognized using the industry-specific software revenue recognition guidance.

In October 2009, the FASB also issued authoritative guidance on revenue recognition for arrangements with multiple deliverables. The guidance amends previous literature to require an entity to use an estimated selling price when vendor-specific objective evidence or acceptable third party evidence does not exist for products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The guidance also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying the guidance.

The new authoritative guidance described above is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company adopted this authoritative guidance in the first quarter of fiscal 2011 on a prospective basis for applicable transactions entered into or materially modified after February 27, 2010. The adoption did not have a material impact on the Company’s results of operations or financial condition in the first quarter of fiscal 2011.

The Company does not expect the adoption to have a material effect on financial statements in the periods after the initial adoption. The Company has not significantly changed its view on units of accounting, allocation of arrangement consideration to the units of accounting or the timing of revenue recognition. Due to the new authoritative guidance implemented in the first quarter of fiscal 2011, the Company has modified its revenue recognition accounting policy, which is described below.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.

Devices

Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance. The Company records reductions to revenue for estimated commitments related to price protection and for customer incentive programs. The estimated cost of the incentive programs is accrued based on historical experience, as a reduction to revenue in the period in which the Company has sold the product and committed to a plan. Price protection is accrued as a reduction to revenue based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Other

Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and handling costs

Shipping and handling costs charged to earnings are included in cost of sales where they can be reasonably attributed to certain revenue; otherwise, they are included in selling, marketing and administration.

Multiple-element arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve (1) handheld devices with services and (2) software with technical support services.

For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish selling price using VSOE, the Company attempts to establish selling price of each element based on third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis.

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with, and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy.

For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist or (ii) when VSOE can be established.

The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. There were no material impacts to the amount of revenue recognized during the quarter, nor does the Company expect a material impact in the near term, from changes in VSOE, TPE or BESP.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
In June 2009, the FASB issued authoritative guidance to amend the manner in which an enterprise performs an analysis to determine whether the enterprise’s variable interest gives it a controlling interest in the variable interest entity (“VIE”). The guidance uses a qualitative risks and rewards approach by focusing on which enterprise has the power to direct the activities of the VIE, the obligation to absorb the entity’s losses and rights to receive benefits from the entity. The guidance also requires enhanced disclosures related to the VIE. The Company adopted this authoritative guidance in the first quarter of fiscal 2011 and the adoption did not have material impact on the Company’s results of operations and financial condition.

In June 2009, the FASB issued authoritative guidance amending the accounting for transfers of financial assets. The guidance, among other things, eliminates the exceptions for qualifying special-purpose entities from the consolidation guidance, clarifies the requirements for transferred financial assets that are eligible for sale accounting and requires enhanced disclosures about a transferor’s continuing involvement with transferred financial assets. The Company adopted this authoritative guidance in the first quarter of fiscal 2011 and the adoption did not have a material impact on the Company’s results of operations and the financial condition.
2.	CASH, CASH EQUIVALENTS, AND INVESTMENTS
The Company’s cash equivalents and investments, other than cost method investments of $2.5 million and equity method investments of $7.1 million, consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to any of these investments.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The components of cash, cash equivalents and investments were as follows:

		Unrealized	Unrealized		Cash and Cash	Short-term	Long-term
	Cost Basis	Gains	Losses	Recorded Basis	Equivalents	Investments	Investments

As at May 29, 2010
Bank balances	$511,263	$—	$—	$511,263	$511,263	$—	$—
Money market fund	1,886	—	—	1,886	1,886	—	—
Bankers acceptances and term deposits/certificates	472,073	8	—	472,081	472,081	—	—
Commercial paper and corporate notes/bonds	979,528	5,573	(572)	984,529	483,419	210,998	290,112
U.S. treasury bills/notes	130,823	52	(15)	130,860	—	110,761	20,099
Non-U.S. treasury bills/notes	191,738	—	(9)	191,729	191,729	—	—
Government sponsored enterprise notes	545,869	1,562	(8)	547,423	189,821	159,020	198,582
Asset-backed securities	382,192	3,030	(282)	384,940	—	17,348	367,592
Auction-rate securities	40,528	—	(7,688)	32,840	—	—	32,840
Other investments	9,624	—	—	9,624	—	—	9,624

	$3,265,524	$10,225	$(8,574)	$3,267,175	$1,850,199	$498,127	$918,849

As at February 27, 2010
Bank balances	$535,445	$—	$—	$535,445	$535,445	$—	$—
Money market fund	3,278	—	—	3,278	3,278	—	—
Bankers acceptances and term deposits/certificates	377,596	—	—	377,596	377,596	—	—
Commercial paper and corporate notes/bonds	855,145	6,528	(49)	861,624	472,312	187,369	201,943
U.S. treasury bills/notes	111,242	129	(12)	111,359	—	50,786	60,573
Non-U.S. treasury bills/notes	92,272	—	—	92,272	92,272	—	—
Government sponsored enterprise notes	447,131	2,590	(13)	449,708	69,958	111,977	267,773
Asset-backed securities	393,751	5,280	(50)	398,981	—	10,482	388,499
Auction-rate securities	40,527	—	(7,688)	32,839	—	—	32,839
Other investments	6,621	—	—	6,621	—	—	6,621

	$2,863,008	$14,527	$(7,812)	$2,869,723	$1,550,861	$360,614	$958,248

There were no realized gains and losses on available-for-sale securities during the three months ended May 29, 2010 and May 30, 2009.

The contractual maturities of available-for-sale investments at May 29, 2010 were as follows:

	Cost Basis	Fair Value

Due in one year or less	$1,834,299	$1,835,177
Due in one to five years	756,448	763,595
Due after five years	152,004	145,630
No fixed maturity date	1,886	1,886

	$2,744,637	$2,746,288

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Investments with continuous unrealized losses for less than 12 months and greater than 12 months and their related fair values were as follows:

	Less than 12 months		12 months or greater		Total
		Unrealized		Unrealized		Unrealized
As at May 29, 2010	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Commercial paper and corporate notes/bonds	$219,005	$572	$—	$—	$219,005	$572
U.S. treasury bills/notes	60,356	15	—	—	60,356	15
Non-U.S. treasury bills/notes	166,733	9			166,733	9
Government sponsored enterprise notes	162,806	8	—	—	162,806	8
Asset-backed securities	88,140	282	—	—	88,140	282
Auction-rate securities	—	—	32,840	7,688	32,840	7,688

	$697,040	$886	$32,840	$7,688	$729,880	$8,574

	Less than 12 months		12 months or greater		Total
		Unrealized		Unrealized		Unrealized
As at February 27, 2010	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Commercial paper and corporate notes/bonds	$93,129	$49	$—	$—	$93,129	$49
U.S. treasury bills/notes	91,109	12	—	—	91,109	12
Government sponsored enterprise notes	57,537	13	—	—	57,537	13
Asset-backed securities	18,820	50	—	—	18,820	50
Auction-rate securities	—	—	32,839	7,688	32,839	7,688

	$260,595	$124	$32,839	$7,688	$293,434	$7,812

Unrealized losses of $7.7 million relate to auction-rate securities. The Company considers these losses other-than-temporary and as a result they are reflected in accumulated other comprehensive income (loss). The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
3.	FAIR VALUE MEASUREMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•	Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

The fair value of money market funds was derived from quoted prices in active markets for identical assets or liabilities.

The fair value of banker acceptances and term deposits/certificates, commercial paper and corporate notes/bonds, other than those classified as Level 3, treasury bills/notes, and government sponsored enterprise notes is determined using standard observable inputs such as reported trades, benchmark yields, benchmark curves (including Treasury benchmarks, LIBOR and swap curves), broker/dealer quotes, issuer spreads, benchmark securities, bids and offers. For those commercial paper and corporate notes/bonds classified as Level 3, fair value is estimated using payments received, historical prices realized on sales, and defaults experienced.

The fair value of asset backed securities is derived from cash flow pricing models using observable inputs such as maturity dates, prepayment speeds, credit ratings, security structure, default rates, and contractual terms to determine timing and amount of future cash flows.

The fair value of auction rate securities is estimated using a discounted cash flow model incorporating maturity dates, contractual terms and assumptions concerning liquidity and credit adjustments of the security sponsor to determine timing and amount of future cash flows.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The fair value of currency forward and option contracts has been determined using standard calculations/models based on foreign currency exchange rates, volatilities and interest rates. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at May 29, 2010	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$1,886	$—	$—	$1,886
Banker acceptances and term deposits/certificates	—	472,081	—	472,081
Commercial paper and corporate notes/bonds	—	971,200	13,329	984,529
U.S. treasury bills/notes	—	130,860	—	130,860
Non-U.S. treasury bills/notes	—	191,729	—	191,729
Government sponsored enterprise notes	—	547,423	—	547,423
Asset-backed securities	—	384,940	—	384,940
Auction-rate securities	—	—	32,840	32,840

Total available-for-sale investments	$1,886	$2,698,233	$46,169	$2,746,288
Currency forward contracts	—	159,373	—	159,373
Currency options contracts	—	210	—	210

Total assets	$1,886	$2,857,816	$46,169	$2,905,871

Liabilities
Currency forward contracts	$—	$18,049	$—	$18,049
Currency option contracts	—	348	—	348

Total liabilities	$—	$18,397	$—	$18,397

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

As at February 27, 2010	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$3,278	$—	$—	$3,278
Bankers acceptances and term deposits/certificates	—	377,596	—	377,596
Commercial paper and corporate notes/bonds	—	846,496	15,128	861,624
U.S. treasury bills/notes	—	111,359	—	111,359
Non-U.S. treasury bills/notes	—	92,272	—	92,272
Government sponsored enterprise notes	—	449,708	—	449,708
Asset-backed securities	—	398,981	—	398,981
Auction-rate securities	—	—	32,839	32,839

Total available-for-sale investments	$3,278	$2,276,412	$47,967	$2,327,657

Currency forward contracts	—	97,261	—	97,261

Total assets	$3,278	$2,373,673	$47,967	$2,424,918

Liabilities
Currency forward contracts	$—	$6,164	$—	$6,164

Total liabilities	$—	$6,164	$—	$6,164

The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three months ended May 29, 2010:

	Three Months Ended
	May 29,	May 30,
	2010	2009

Balance, beginning of period	$47,967	$51,544
Accrued interest	1	(2)
Transfers out of Level 3	(1,799)	(1,344)

Balance, end of period	$46,169	$50,198

The Company recognizes transfers into and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 1, Level 2 or Level 3 during the period.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
4.	INVENTORIES

Inventories were comprised as follows:

	May 29,	February 27,
	2010	2010

Raw materials	$450,170	$490,063
Work in process	190,282	231,939
Finished goods	58,908	55,400
Provision for excess and obsolete inventories	(143,640)	(117,459)

	$555,720	$659,943

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment were comprised of the following:

	As at May 29, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$96,954	$—	$96,954
Buildings, leaseholds and other	972,638	127,599	845,039
BlackBerry operations and other information technology	1,236,182	538,989	697,193
Manufacturing equipment	422,601	206,200	216,401
Furniture and fixtures	374,391	154,489	219,902

	$3,102,766	$1,027,277	$2,075,489

	As at February 27, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$96,954	$—	$96,954
Buildings, leaseholds and other	934,047	115,216	818,831
BlackBerry operations and other information technology	1,152,637	484,180	668,457
Manufacturing equipment	347,692	182,228	165,464
Furniture and fixtures	346,641	139,766	206,875

	$2,877,971	$921,390	$1,956,581

As at May 29, 2010, $31.7 million of land and building continues to be classified as an asset held for sale and accordingly remains classified as other current assets.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
6.	INTANGIBLE ASSETS, NET

Intangible assets were comprised of the following:

	As at May 29, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Acquired technology	$174,506	$79,066	$95,440
Licenses	740,397	243,252	497,145
Patents	902,676	196,837	705,839

	$1,817,579	$519,155	$1,298,424

	As at February 27, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Acquired technology	$165,791	$70,777	$95,014
Licenses	711,969	196,618	515,351
Patents	889,467	173,469	715,998

	$1,767,227	$440,864	$1,326,363

During the three months ended May 29, 2010, the additions to intangible assets primary consisted of agreements with third parties totaling approximately $29.3 million for the use of intellectual property, software, messaging services and other BlackBerry related features, as well as intangible assets associated with the business acquisition discussed in note 7.

Based on the carrying value of the identified intangible assets as at May 29, 2010 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2011 and each of the succeeding years is as follows: 2011 — $250 million; 2012 — $274 million; 2013 — $234 million; 2014 — $163 million and 2015 — $69 million.
7.	BUSINESS ACQUISITIONS

On March 26, 2010, the Company purchased for cash consideration 100% of the common shares of a company whose proprietary software will be incorporated into the Company’s software.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table summarizes the fair value allocations of the acquisition price of the assets acquired and liabilities assumed during the three months ended May 29, 2010:

Assets purchased

Current assets	$945
Acquired technology	8,715
Patents	12
Goodwill (1)	11,725

21,397

Liabilities assumed	310
Deferred income tax liability	1,100

1,410

Net non-cash assets acquired	19,987

Cash acquired	26

Net assets acquired	$20,013

Consideration

Cash consideration	$14,138
Contingent consideration(2)	5,875

$20,013

(1)	Represents the excess of the acquisition price over the fair value of net assets acquired, which is not expected to be deductible for tax purposes.

(2)	The Company has agreed to pay up to CAD $6.0 million contingent upon the achievement of certain agreed upon technology.
The Company includes the operating results of each acquired business in the consolidated financial statements from the date of acquisition.

In the three months ended May 29, 2010, the Company expensed $0.1 million of acquisition related costs due to the above acquisition, which were recognized in selling, marketing and administration expense in the period. The weighted average amortization period of the acquired technology was approximately 2.8 years and the amortization period of the patent acquired was approximately 1 year.

Pro forma results of operations for the acquisition have not been presented because the effects of the operations are not considered to be material to the Company’s consolidated results of operations and financial condition.

On June 1, 2010, subsequent to quarter end, the Company purchased for cash consideration 100% of the common shares of QNX Software Systems (“QNX”) for $200.0 million. The Company has not provided a preliminary purchase price allocation due to the limited amount of time between the closing date of the transaction and the filing date of these consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
8.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

The change in the Company’s warranty expense and actual warranty experience for the three months ended May 29, 2010 as well as the accrued warranty obligations as at May 29, 2010 are set forth in the following table:

Accrued warranty obligations as at February 27, 2010	$252,317

Warranty costs incurred for the three months ended May 29, 2010	(141,466)
Warranty provision for the three months ended May 29, 2010	202,133
Adjustments for changes in estimate for the three months ended May 29, 2010	(9,000)

Accrued warranty obligations as at May 29, 2010	$303,984

9.	INCOME TAXES

For the three months ended May 29, 2010, the Company’s net income tax expense was $299.0 million or a net effective income tax rate of 28.0% compared to a net income tax expense of $56.2 million or a net effective income tax rate of 8.0% in the three months ended May 30, 2009. On March 12, 2009, the Government of Canada enacted changes to the Income Tax Act (Canada) that allowed RIM to calculate its fiscal 2009 and subsequent fiscal year Canadian income tax expense based on the U.S. dollar (the Company’s functional currency). As such, the Company recorded tax benefits of $145.0 million related to the enactment of the functional currency rules in the first three months of fiscal 2010.

The Company has not recorded a valuation allowance against its deferred income tax assets (May 30, 2009 — $nil).

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

The Company’s total unrecognized income tax benefits as at May 29, 2010 was $159.5 million (February 27, 2010 — $161.2 million). The decrease in unrecognized income tax benefits in the three months ended May 29, 2010 relates to the settlement of an uncertain tax position and changes in measurement of existing uncertain tax positions related to foreign exchange.

As at May 29, 2010, the total unrecognized income tax benefits of $159.5 million includes approximately $118.1 million of unrecognized income tax benefits that have been netted against related deferred income tax assets. The remaining $41.4 million is recorded within current taxes payable and other non-current taxes payable on the Company’s consolidated balance sheet.

The Company’s total unrecognized income tax benefits that, if recognized, would affect the Company’s effective tax rate as at May 29, 2010 were $159.5 million (February 27, 2010 — $161.2 million).

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
A summary of open tax years by major jurisdiction is presented below:

Canada (1)	Fiscal 2003 – 2010
United States (1)	Fiscal 2003 – 2010
United Kingdom	Fiscal 2004 – 2010

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.
The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. The Canada Revenue Agency (“CRA”) is currently examining the Company’s fiscal 2006 to fiscal 2009 Canadian corporate tax filings. The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations. The Company believes it is reasonably possible that approximately $12.2 million of its gross unrecognized income tax benefits will decrease in the next twelve months.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at May 29, 2010 was approximately $9.3 million (February 27, 2010 — approximately $9.3 million). The amount of penalties accrued as at May 29, 2010 and February 27, 2010 was nil.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
10. STOCK-BASED COMPENSATION
          Stock Option Plan
The Company recorded a charge to income and a credit to paid-in-capital of $8.0 million in the three months ended May 29, 2010 (May 30, 2009 — $9.5 million) in relation to stock-based compensation expense.
The Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.
Stock options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 5.4 million stock options vested and not exercised as at May 29, 2010. There are 13.6 million stock options available for future grants under the stock option plan.
In fiscal 2010, the Company completed the repricing to a higher exercise price of certain of its outstanding stock options. This repricing followed a voluntary internal review by the Company of its historical stock option granting practices. Repriced options in fiscal 2010, which were all done on a voluntary basis between the Company and the option holder, included 27 stock option grants to 25 individuals in respect of options to acquire 456,800 common shares (fiscal 2009 — 43 stock option grants to 40 individuals in respect of options to acquire 752,775 common shares). As the repricing of stock options reflects an increase in the exercise price of the option, there is no incremental stock compensation expense related to these repricing events.
As part of a settlement agreement reached with the Ontario Securities Commission (“OSC”), on February 5, 2009, Messrs. Balsillie, Lazaridis and Kavelman agreed to contribute, in aggregate, a total of approximately CAD $83.1 million to RIM, consisting of (i) a total of CAD $38.3 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $44.8 million to RIM (CAD $15.0 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise certain vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a Black-Scholes-Merton (“BSM”) calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. In the first quarter of fiscal 2010, options to acquire an aggregate of 758,837 common shares of RIM expired in satisfaction of the undertakings not to exercise options. The remaining options subject to the undertakings are shown as outstanding, vested and exercisable as at May 29, 2010 in the table below and expire at specified dates between May 29, 2010 and October 2013.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
A summary of option activity since February 27, 2010 is shown below:

	Options Outstanding
		Weighted-	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	(in 000’s)	Price	Life in Years	Value

Balance as at February 27, 2010	9,023	$44.18

Exercised during the period	(1,075)	7.84
Forfeited/cancelled/expired during the period	(35)	81.98

Balance as at May 29, 2010	7,913	$49.25	2.45	$180,661

Vested and expected to vest as at May 29, 2010	7,740	$48.69	2.43	$179,268

Exercisable as at May 29, 2010	5,409	$37.74	1.89	$160,511

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on May 29, 2010 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on May 29, 2010. The intrinsic value of stock options exercised during the three months ended May 29, 2010, calculated using the average market price during the period, was approximately $62.23 per share.
A summary of unvested stock options since February 27, 2010 is shown below:

	Options Outstanding
		Weighted
		Average
		Grant
	Number	Date Fair
	(in 000’s)	Value

Balance as at February 27, 2010	3,056	$32.44

Vested during the period	(527)	16.91
Forfeited during the period	(25)	41.09

Balance as at May 29, 2010	2,504	$35.61

As at May 29, 2010, there was $66.7 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.8 years. The total fair

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
value of stock options vested during the three months ended May 29, 2010 was $8.9 million. Cash received from the stock options exercised for the three months ended May 29, 2010 was $8.4 million (May 30, 2009 — $11.5 million). Tax payments incurred by the Company related to the stock options exercised was $0.6 million (May 30, 2009 — tax benefits realized of $0.5 million).
During the three months ended May 29, 2010, there were no stock options granted. During the three months ended May 30, 2009, there were 544,000 options granted. The weighted-average fair value of the stock options granted during the three months ended May 30, 2009 was calculated using the BSM option-pricing model with the following assumptions:

Three Months
Ended
May 30,
2009

Number of options granted (000’s)	544

Weighted-average grant date fair value of stock options granted during the period	$33.11

Assumptions:
Risk-free interest rate	1.8%
Expected life in years	4.2
Expected dividend yield	0%
Volatility	65.7%
The Company has no current expectation of paying cash dividends on its common shares. The risk-free interest rates utilized during the life of the stock options were based on a U.S. Treasury security for an equivalent period. The Company estimated the volatility of its common shares at the date of grant based on a combination of the implied volatility of publicly traded options on its common shares, and historical volatility, as the Company believes that this was a better indicator of expected volatility going forward. The expected life of stock options granted under the plan was based on historical exercise patterns, which the Company believes were representative of future exercise patterns.
          Restricted Share Unit Plan
The Company recorded compensation expense with respect to Restricted Shares Units (“RSUs”) of $7.9 million in the three months ended May 29, 2010 (May 30, 2009 — $3.2 million).
During the three months ended May 29, 2010, the trustee purchased 100,000 common shares for total consideration of approximately $7.0 million to comply with its obligations to deliver shares upon vesting. These purchased shares are classified as treasury stock for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheets.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
A summary of RSU activity since February 27, 2010 is shown below:

		Average	Average Remaining	Aggregate
	Number	Grant Date	Contractual	Intrinsic
	(in 000’s)	Fair Value	Life in Years	Value

Balance as at February 27, 2010	1,449	$66.09

Granted during the period	118	67.52
Released during the period	(80)	63.97
Cancelled during the period	(13)	66.35

Balance as at May 29, 2010	1,474	$66.31	2.04	$89,500

Vested and expected to vest at May 29, 2010	1,360	$66.33	2.03	$82,530

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on May 29, 2010) that would have been received by RSU holders if all RSUs had been redeemed on May 29, 2010.
As of May 29, 2010, there was $66.2 million of unrecognized compensation expense related to RSUs which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.6 years.
          Deferred Share Unit Plan
The Company issued 3,923 Deferred Share Units (“DSUs”) in the three months ended May 29, 2010. There are 38,724 DSUs outstanding as at May 29, 2010 (May 30, 2009 — 22,695). The Company had a liability of $2.4 million in relation to the Deferred Share Unit Plan as at May 29, 2010 (May 30, 2009 — $1.8 million).

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
11. CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the three months ended May 29, 2010:

	Capital Stock		Treasury Stock
	Shares		Shares
	Outstanding		Outstanding
	(000’s)	Amount	(000’s)	Amount

Common shares outstanding as at February 27, 2010	557,329	$2,207,609	1,459	$(94,463)

Exercise of stock options	1,075	8,442	—	—
Transfers to capital stock resulting from stock option exercises	—	4,400	—	—
Common shares repurchased	(5,936)	(22,535)	—	—
Purchase of treasury stock	—	—	100	(6,955)
Release of treasury stock	—	—	(80)	4,815

Common shares outstanding as at May 29, 2010	552,468	$2,197,916	1,479	$(96,603)

On November 4, 2009, the Company’s Board of Directors authorized the repurchase of common shares up to an authorized limit of $1.2 billion (the “Repurchase Program”). The Company repurchased 5.9 million common shares at a cost of $409.9 million during the three months ended May 29, 2010. There was a reduction of $22.5 million to capital stock and the amounts paid in excess of the per share paid-in capital of the common shares of $387.4 million was charged to retained earnings. All common shares repurchased by the Company pursuant to the Repurchase Program have been cancelled. Since the inception of the Repurchase Program, the Company has repurchased a total of 18.2 million common shares for an aggregate cost of $1.19 billion, resulting in the effective completion of the Repurchase Program.
The Company had 552.5 million voting common shares outstanding, 7.9 million stock options to purchase voting common shares outstanding, 1.5 million RSUs outstanding and 38,724 DSUs outstanding as at June 21, 2010.
On June 24, 2010, the Company’s Board of Directors authorized a share repurchase program to purchase for cancellation up to approximately 31 million common shares. The Company can purchase up to approximately 10 million common shares of the approved 31 million common shares over the NASDAQ Stock Market (the “NASDAQ”) commencing on June 29, 2010. Additional purchases over the NASDAQ or purchases on the Toronto Stock Exchange will be subject to regulatory approval. The share repurchase program will remain in place for up to 12 months or until the purchases are completed or the program is terminated by the Company.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
12. EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended
	May 29,	May 30,
	2010	2009

Net income for basic and diluted earnings per share available to common shareholders	$768,902	$643,030

Weighted-average number of shares outstanding (000’s) — basic	554,672	566,787

Effect of dilutive securities (000’s) — stock-based compensation	3,517	6,472

Weighted-average number of shares and assumed conversions (000’s) — diluted	558,189	573,259

Earnings per share — reported
Basic	$1.39	$1.13
Diluted	$1.38	$1.12
13. COMPREHENSIVE INCOME
The components of comprehensive income are shown in the following tables:

	Three Months Ended
	May 29,	May 30,
	2010	2009

Net income	$768,902	$643,030
Net change in unrealized gains (losses) on available-for-sale investments	(5,064)	4,175
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income tax of $21,514 (May 30, 2009 — income tax recovery of $7,452)	54,539	(21,697)
Amounts reclassified to earnings during the period, net of income tax of $11,832 (May 30, 2009 — income tax recovery of $1,929)	(29,403)	3,572

Comprehensive income	$788,974	$629,080

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The components of accumulated other comprehensive income (loss) are as follows:

	As at
	May 29,	February 27,
	2010	2010

Accumulated net unrealized gains on available-for-sale investments	$1,651	$6,715
Accumulated net unrealized gains on derivative instruments designated as cash flow hedges	69,513	44,377

Total accumulated other comprehensive income	$71,164	$51,092

The components of unrealized gains (losses) on derivative instruments are as follows:

	As at
	May 29,	February 27,
	2010	2010

Unrealized gains included in other current assets	$159,583	$97,261
Unrealized losses included in accrued liabilities	(18,397)	(6,164)

Net fair value of unrealized gains on derivative instruments	$141,186	$91,097

14. FOREIGN EXCHANGE GAINS AND LOSSES
Selling, marketing and administration expense for the three months ended May 29, 2010 includes $3.7 million with respect to a foreign exchange gains (three months ended May 30, 2009 — foreign exchange losses of $50.3 million). In the first quarter of fiscal 2010, the company recorded a $54.3 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s risk management foreign currency hedging program. With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars, to the U.S. dollar, its reporting currency with an effective date being the beginning of fiscal 2009. The gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout fiscal 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
15. COMMITMENTS AND CONTINGENCIES
(a)	Credit Facility

The Company has $150.0 million in unsecured demand credit facilities (the “facilities”) to support and secure operating and financing requirements. As at May 29, 2010, the Company has utilized $6.8 million of the facilities for outstanding letters of credit and $143.2 million of the facilities are unused.

(b)	Litigation

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors — Risks Related to Intellectual Property” in RIM’s Annual Information Form for the fiscal year ended February 27, 2010, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 27, 2010. Additional lawsuits and claims, including purported class actions and derivative actions, may also be filed or made based upon the Company’s historical stock option granting practices.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
16.	DERIVATIVE FINANCIAL INSTRUMENTS

Values of derivative instruments outstanding were as follows:

	As at May 29, 2010
	Notional	Carrying	Estimated
	Amount	Amount	Fair Value

Assets (Liabilities)
Currency forward contracts — asset	$3,220,247	$159,373	$159,373
Currency option contracts — asset	$18,900	$210	$210
Currency forward contracts — liability	$807,416	$(18,049)	$(18,049)
Currency option contracts — liability	$18,146	$(348)	$(348)

	As at February 27, 2010
	Notional	Carrying	Estimated
	Amount	Amount	Fair Value

Assets (Liabilities)
Currency forward contracts — asset	$2,630,304	$97,261	$97,261
Currency option contracts — asset	$—	$—	$—
Currency forward contracts — liability	$574,776	$(6,164)	$(6,164)
Currency option contracts — liability	$—	$—	$—
Foreign Exchange

The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts. The Company does not use derivative instruments for speculative purposes.

The majority of the Company’s revenues in the first quarter ended May 29, 2010 are transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. The Company enters into forward contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities.

The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on quoted currency spot rates and interest rates. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.

The Company’s accounting policies for these instruments outline the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in other comprehensive income are recognized in earnings at that time.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Any future changes in the fair value of the instrument are recognized in current earnings. The Company did not reclassify any significant gains (losses) from accumulated other comprehensive income into income as a result of the de-designation of any derivative instrument as a hedge during the three months ended May 29, 2010.

For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability, or forecasted transaction.

The Company enters into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. As at May 29, 2010 and May 30, 2009, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from June 2010 to April 2013. As at May 29, 2010, the net unrealized gains on these forward contracts was $96.0 million (February 27, 2010 — net unrealized gains of $62.2 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income. In the next twelve months, $93.5 million of net unrealized gains on these forward contracts will be reclassified to income.

The following table shows the fair values of derivative instruments designated as cash flow hedges in the consolidated balance sheets:

	As at
	May 29, 2010		February 27, 2010
	Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value

Currency forward contracts — asset	Other current assets	$110,112	Other current assets	$66,246
Currency forward contracts — liability	Accrued liabilities	$14,123	Accrued liabilities	$4,039

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the three months ended May 29, 2010:

	Amount of Gain
	(Loss) Recognized	Location of Gain	Amount of Gain
	in OCI on	(Loss) Reclassified	(Loss) Reclassified
	Derivative	from Accumulated	from Accumulated
	Instruments	OCI into Income	OCI into Income
	(Effective Portion)	(Effective Portion)	(Effective Portion)

Currency Forward Contracts	$96,956	Revenue	$29,695
Currency Forward Contracts	$1,299	Cost of sales	$3,566
Currency Forward Contracts	$(5,047)	Selling, marketing and administration	$2,204
Currency Forward Contracts	$2,782	Research and development	$5,770
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the three months ended May 30, 2009:

	Amount of Gain
	(Loss) Recognized	Location of Gain	Amount of Gain
	in OCI on	(Loss) Reclassified	(Loss) Reclassified
	Derivative	from Accumulated	from Accumulated
	Instruments	OCI into Income	OCI into Income
	(Effective Portion)	(Effective Portion)	(Effective Portion)

Currency Forward Contracts	$(36,963)	Revenue	$6,044
Currency Forward Contracts	$2,130	Cost of sales	$(2,375)
Currency Forward Contracts	$3,195	Selling, marketing and administration	$(2,652)
Currency Forward Contracts	$6,633	Research and development	$(5,251)
As part of its risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from June 2010 to March 2011. As at May 29, 2010, net unrealized gains of $45.3 million were recorded in respect of these instruments (February 27, 2010 — net unrealized gains of $28.9 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table shows the fair values of derivative instruments that are not subject to hedge accounting in the consolidated balance sheets:

	As at
	May 29, 2010		February 27, 2010
	Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value

Currency forward contracts — asset	Other current assets	$49,261	Other current assets	$31,014
Currency option contracts — asset	Other current assets	$210	Other current assets	$—
Currency forward contracts — liability	Accrued liabilities	$3,926	Accrued liabilities	$2,126
Currency option contracts — liability	Accrued liabilities	$348	Accrued liabilities	$—
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three months ended May 29, 2010:

	Location of Gain (Loss) Recognized in	Amount of Gain (Loss) in
	Income on Derivative Instruments	Income on Derivative Instruments

Currency forward contracts	Selling, marketing and administration	$52,064
Currency option contracts	Selling, marketing and administration	$(114)
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three months ended May 30, 2009:

	Location of Loss Recognized in	Amount of Loss in Income
	Income on Derivative Instruments	on Derivative Instruments

Currency forward contracts	Selling, marketing and administration	$(56,027)
Currency option contracts	Selling, marketing and administration	$—
Credit

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at May 29, 2010, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 23% (February 27, 2010 — 24%).

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at May 29, 2010, no single issuer represented more than 8% of the total cash, cash equivalents and investments (May 30, 2009 — no single issuer represented more than 10% of the total cash, cash equivalents and investments).

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

17.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Revenue, classified by major geographic segments in which our customers are located, was as follows:

	Three Months Ended
	May 29,	May 30,
	2010	2009

Revenue

Canada	$234,101	$155,106
United States	2,074,084	2,225,551
United Kingdom	469,322	272,805
Other	1,457,886	770,048

	$4,235,393	$3,423,510

Revenue

Canada	5.5%	4.5%
United States	49.0%	65.0%
United Kingdom	11.1%	8.0%
Other	34.4%	22.5%

	100.0%	100.0%

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	Three Months Ended
	May 29,	May 30,
	2010	2009

Revenue mix
Devices	$3,348,743	$2,787,969
Service	693,023	450,584
Software	64,278	62,271
Other	129,349	122,686

	$4,235,393	$3,423,510

	As at
	May 29,	February 27,
	2010	2010

Capital assets, intangible assets and goodwill
Canada	$2,645,875	$2,605,267
United States	745,925	682,291
United Kingdom	44,154	46,009
Other	100,245	99,938

	$3,536,199	$3,433,505

Total assets
Canada	$4,744,960	$4,502,522
United States	4,285,259	4,059,174
United Kingdom	1,185,549	1,195,534
Other	466,896	447,179

	$10,682,664	$10,204,409

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
18.	CASH FLOW INFORMATION

Cash flows resulting from net changes in working capital items are as follows:

	Three Months Ended
	May 29,	May 30,
	2010	2009

Accounts receivable, net	$(56,140)	$(224,851)
Other receivables	71,100	(55,309)
Inventories	104,223	35,256
Other current assets	(15,327)	44,508
Accounts payable	(38,976)	164,445
Accrued liabilities	111,935	205,685
Income taxes payable	(17,558)	(269,854)
Deferred revenue	3,388	10,082

	$162,645	$(90,038)

19.	SUBSEQUENT EVENTS

On June 1, 2010, the Company purchased for cash consideration 100% of the common shares of QNX Software Systems (“QNX”) for $200.0 million. QNX’s proprietary software will be incorporated into the Company’s software.

On June 10, 2010, the Company and Motorola, Inc. (“Motorola”) entered into a Settlement and License Agreement (the “Agreement”) which ends all outstanding worldwide litigation between the two companies. The Company and Motorola (the “parties”) will benefit from a long-term, intellectual property cross-licensing arrangement involving the parties receiving cross-licenses of various patent rights, including patent rights relating to certain industry standards and certain technologies, such as 2G, 3G, 4G, 802.11 and wireless email. In addition, the parties will transfer certain patents to each other. The financial terms of the Agreement include an up-front payment and ongoing royalties to Motorola.

Document 2
RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 29, 2010
June 25, 2010
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months ended May 29, 2010 and the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended February 27, 2010. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months ended May 29, 2010 and up to and including June 25, 2010.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 27, 2010, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 27, 2010, can be found on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	the Company’s expectations regarding the adoption and impact of certain accounting pronouncements;

•	the Company’s expectations regarding the average selling price (“ASP”) of its BlackBerry devices;

•	the Company’s expectations regarding the timing of new product introductions;

•	the Company’s estimates regarding revenue sensitivity for the effect of a change in ASP;

•	the Company’s expectations regarding gross margin;

•	the Company’s estimates regarding its effective tax rate;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form for the fiscal year ended February 27, 2010, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 27, 2010:
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	the potential impact of copyright levies in numerous countries;

•	RIM’s ability to enhance current products and develop new products on a timely basis;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or require RIM to reduce its prices to compete effectively;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors, and its dependence on a limited number of significant customers;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities and/or meeting RIM’s quality requirements;

•	the continued quality and reliability of RIM’s products and services and the potential effect of defects in products and services;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners, and the risk of other business interruptions;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	risks associated with RIM’s expanding foreign operations;

•	reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products and services;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	general commercial litigation and other litigation claims as part of RIM’s operations;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	government regulation of wireless spectrum and radio frequencies;

2

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	liabilities or additional costs that could result from the collection, storage, transmission, use and distribution of user and personal information;

•	expansion and availability of attractive content for BlackBerry App World™;

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base; and

•	risks related to RIM’s historical stock option granting practices.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information, including email, phone, short messaging service, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations and millions of consumers around the world and include the BlackBerry® wireless solution, the RIM Wireless HandheldTM product line, software development tools and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels, as well as its own supporting sales and marketing teams, to promote the sale of its products and services.
Sources of Revenue
RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry wireless devices, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, and many ISP email services.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, web-browsing capability and enables the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee charged to a carrier or reseller, which a carrier or reseller in turn bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber

3

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier’s responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from (i) licensing RIM’s BlackBerry® Enterprise Server™ (“BES”) software; (ii) BlackBerry® Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
Revenues are also generated from non-warranty repairs, sales of accessories and non-recurring engineering development contracts (“NRE”).
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee. There have not been any changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended February 27, 2010, except as noted below.
In October 2009, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance on certain revenue arrangements that include software elements. The guidance amends previous literature to provide that software revenue recognition guidance should not be applied to tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. As a result of this guidance, revenue from most of the Company’s devices and services, including its BlackBerry devices, are no longer recognized using the industry-specific software revenue recognition guidance.
In October 2009, the FASB also issued authoritative guidance on revenue recognition for arrangements with multiple deliverables. The guidance amends previous literature to require an entity to use an estimated selling price when vendor-specific objective evidence or acceptable

4

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
third party evidence does not exist for products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. The guidance also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying the guidance.
The new authoritative guidance described above is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company adopted this authoritative guidance in the first quarter of fiscal 2011 on a prospective basis for applicable transactions entered into or materially modified after February 27, 2010. The adoption did not have a material impact on the Company’s results of operations or financial condition in the first quarter of fiscal 2011.
The Company does not expect the adoption to have a material effect on financial statements in the periods after the initial adoption. The Company has not significantly changed its view on units of accounting, allocation of arrangement consideration to the units of accounting or the timing of revenue recognition. Due to the new authoritative guidance implemented in the first quarter of fiscal 2011, the Company has modified its revenue recognition accounting policy, which is described below.
Revenue Recognition
The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.
Devices
Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance. The Company records reductions to revenue for estimated commitments related to price protection and for customer incentive programs. The estimated cost of the incentive programs is accrued based on historical experience, as a reduction to revenue in the period in which the Company has sold the product and committed to a plan. Price protection is accrued as a reduction to revenue based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment.
Service
Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

5

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Software
Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.
Other
Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.
Shipping and Handling Costs
Shipping and handling costs charged to earnings are included in cost of sales where they can be reasonably attributed to certain revenue; otherwise, they are included in selling, marketing and administration.
Multiple-Element Arrangements
The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve (1) handheld devices with services and (2) software with technical support services.
For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish selling price using VSOE, the Company attempts to establish selling price of each element based on third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.
The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with, and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy.

6

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist or (ii) when VSOE can be established.
The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. There were no material impacts to the amount of revenue recognized during the quarter, nor does the Company expect a material impact in the near term, from changes in VSOE, TPE or BESP.
Summary Results of Operations
First quarter of Fiscal 2011 compared to the first quarter of Fiscal 2010
The following table sets forth certain unaudited consolidated statement of operations data and consolidated balance sheet data, which is expressed in thousands of dollars, except for share and per share amounts, and as a percentage of revenue, as at, and for the three months ended May 29, 2010 and May 30, 2009:

7

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at and Three Months Ended
					Change
					Q1 Fiscal
	May 29, 2010		May 30, 2009		2011/2010

	(in thousands, except for per share amounts)

Revenue	$4,235,393	100.0%	$3,423,510	100.0%	$811,883
Cost of sales	2,312,077	54.6%	1,931,985	56.4%	380,092

Gross margin	1,923,316	45.4%	1,491,525	43.6%	431,791

Operating expenses
Research and development	287,580	6.8%	219,777	6.4%	67,803
Selling, marketing and administration (1)	482,841	11.4%	514,291	15.0%	(31,450)
Amortization	94,168	2.2%	67,396	2.0%	26,772

	864,589	20.4%	801,464	23.4%	63,125

Income from operations	1,058,727	25.0%	690,061	20.2%	368,666
Investment income	9,193	0.2%	9,136	0.3%	57

Income before income taxes	1,067,920	25.2%	699,197	20.4%	368,723
Provision for income taxes	299,018	7.1%	56,167	1.6%	242,851

Net income	$768,902	18.2%	$643,030	18.8%	$125,872

Earnings per share
Basic	$1.39		$1.13		$0.26

Diluted	$1.38		$1.12		$0.26

Weighted-average number of shares outstanding (000’s)
Basic	554,672		566,787
Diluted	558,189		573,259

Total assets	$10,682,664		$8,835,466		$1,847,198
Total liabilities	$2,684,092		$2,347,134		$336,958
Total long-term liabilities	$163,534		$81,435		$82,099
Shareholders’ equity	$7,998,572		$6,488,332		$1,510,240

(1)	In the first quarter of fiscal 2010, selling, marketing and administration included unusual charges of $96.4 million and provision for income taxes included a benefit of $175.1 million. These items related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada.

8

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Revenue for the first quarter of fiscal 2011 was $4.24 billion, an increase of $811.9 million, or 23.7%, from $3.42 billion in the first quarter of fiscal 2010. The number of BlackBerry devices sold increased by approximately 3.4 million, or 43.6%, to approximately 11.2 million in the first quarter of fiscal 2011, compared to approximately 7.8 million in the first quarter of fiscal 2010. Device revenue increased by $560.8 million, or 20.1%, to $3.35 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $242.4 million to $693.0 million, reflecting the increase of approximately 17.5 million net new BlackBerry subscriber accounts since the first quarter of fiscal 2010. The total BlackBerry subscriber account base increased to approximately 46 million as a result of 4.9 million net subscriber account additions in the first quarter of 2011. Software revenue increased by $2.0 million to $64.3 million in the first quarter of fiscal 2011 and other revenue increased by $6.7 million to $129.3 million in the first quarter of fiscal 2011.
The Company’s net income for the first quarter of fiscal 2011 was $768.9 million, an increase of $125.9 million, or 19.6%, compared to net income of $643.0 million in the first quarter of fiscal 2010. The $125.9 million increase in net income in the first quarter of fiscal 2011 primarily reflects an increase in gross margin in the amount of $431.8 million, resulting primarily from the increased number of device shipments as well as an increase in service revenue as a result of additional subscriber accounts, which was partially offset by an increase of $242.9 million in the provision for income taxes, and an increase of $63.1 million in the Company’s operating expenses. Excluding the impact of unusual charges of $96.4 million and an income tax benefit of $175.1 million in the first quarter of fiscal 2010, which related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada, net income increased by $204.6 million.
Basic earnings per share (“basic EPS”) was $1.39 and diluted earnings per share (“diluted EPS”) was $1.38 in the first quarter of fiscal 2011, a 23% increase compared to $1.13 basic EPS and $1.12 diluted EPS in the first quarter of fiscal 2010. Diluted EPS of $1.12 in the first quarter of fiscal 2010 included approximately $0.14 from the impact of unusual charges of $96.4 million and an income tax benefit of $175.1 million. Excluding the impact of these items, diluted EPS increased by 41% in the first quarter of fiscal 2011.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
On November 4, 2009, the Company’s Board of Directors authorized the repurchase of common shares up to an authorized limit of $1.2 billion (the “Repurchase Program”). The Company repurchased 5.9 million common shares at a cost of $409.9 million during the three months ended May 29, 2010. Since the inception of the Repurchase Program, the Company has repurchased a total of 18.2 million common shares for an aggregate cost of $1.19 billion, resulting in the effective completion of the Repurchase Program.
On June 24, 2010, the Company’s Board of Directors authorized a share repurchase program to purchase for cancellation up to approximately 31 million common shares. The Company can purchase up to approximately 10 million common shares of the approved 31 million common shares over the NASDAQ Stock Market (the “NASDAQ”) commencing on June 29, 2010. Additional purchases over the NASDAQ or purchases on the Toronto Stock Exchange (the “TSX”) will be subject to regulatory approval. The share repurchase program will remain in place for up to 12 months or until the purchases are completed or the program is terminated by the Company.

9

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three months ended May 29, 2010 compared to the three months ended May 30, 2009
Revenue
Revenue for the first quarter of fiscal 2011 was $4.24 billion, an increase of $811.9 million, or 23.7%, from $3.42 billion in the first quarter of fiscal 2010.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	Three Months Ended
					Change Fiscal
	May 29, 2010		May 30, 2009		2011/2010

Millions of devices sold	11.2		7.8		3.4	43.6%

Average Selling Price	$300		$357		$(57)	(16.0%)

Revenue (in thousands)
Devices	$3,348,743	79.1%	$2,787,969	81.4%	$560,774	20.1%
Service	693,023	16.4%	450,584	13.2%	242,439	53.8%
Software	64,278	1.5%	62,271	1.8%	2,007	3.2%
Other	129,349	3.0%	122,686	3.6%	6,663	5.4%

	$4,235,393	100.0%	$3,423,510	100.0%	$811,883	23.7%

Device revenue increased by $560.8 million, or 20.1%, to $3.35 billion, or 79.1% of consolidated revenue, in the first quarter of fiscal 2011 compared to $2.79 billion, or 81.4% of consolidated revenue, in the first quarter of fiscal 2010. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 3.4 million devices, or 43.6%, to approximately 11.2 million devices in the first quarter of fiscal 2011 compared to approximately 7.8 million devices in the first quarter of fiscal 2010. Unit shipments for the first quarter of fiscal 2011 were impacted by the slightly later than expected shipments of certain new products originally scheduled for the latter part of the quarter. Consistent with the prior quarter, non-North America markets continued to be a strong driver of growth as a result of increased demand for BlackBerry products and services. ASP decreased to $300 in the first quarter of fiscal 2011 from $357 in the first quarter of fiscal 2010, reflecting a shift in the mix of certain products shipped in the first quarter of fiscal 2011 and the expansion of the Company’s focus into broader market segments through the introduction of entry-level BlackBerry smartphones. The Company currently expects ASP in the second quarter of fiscal 2011 to be similar or slightly higher than the first quarter of fiscal 2011. The Company’s expectations for ASP for the second quarter of fiscal 2011 includes certain assumptions relating the timing of two new product launches that will likely bridge the end of the second quarter of fiscal 2011 and into the third quarter of fiscal 2011. The timing of the launch of these products, which are expected to have a high ASP relative to some other products expected to ship in the second quarter, could have a meaningful impact on variability of the ASP for the second quarter of fiscal 2011, as well as the revenue and earnings for that period. In addition, ASP is dependent on a number of other factors including projected future sales volumes, device mix, as well as pricing by competitors in the industry.
The Company estimates that a $10, or 3.33%, change in blended ASP would result in a quarterly revenue change of approximately $112.3 million, based upon the Company’s volume of devices shipped in the first quarter of fiscal 2011.

10

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Service revenue increased by $242.4 million, or 53.8%, to $693.0 million or 16.4% of consolidated revenue in the first quarter of fiscal 2011, compared to $450.6 million, or 13.2% of consolidated revenue, in the first quarter of fiscal 2010, reflecting the Company’s increase in BlackBerry subscriber accounts since the first quarter of fiscal 2010. Net BlackBerry subscriber account additions were approximately 4.9 million for the first quarter of fiscal 2011 compared to approximately 3.8 million for the first quarter of fiscal 2010. The total BlackBerry subscriber account base at the end of the first quarter of fiscal 2011 was approximately 46 million compared to approximately 28.5 million at the end of the first quarter of fiscal 2010. The Company continued to experience ongoing success in increasing BlackBerry penetration in enterprise, consumer and pre-paid markets also during the first quarter. The percentage of the subscriber account base outside of North America at the end of the first quarter of fiscal 2011 was approximately 41%.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $2.0 million, or 3.2%, to $64.3 million in the first quarter of fiscal 2011 from $62.3 million in the first quarter of fiscal 2010. The majority of the increase was attributable to technical support and other software revenues, which was partially offset by a decrease in BES licensing fees.
Other revenue, which includes non-warranty repairs, accessories, NRE and gains and losses on revenue hedging instruments, increased by $6.7 million to $129.3 million in the first quarter of fiscal 2011 compared to $122.7 million in the first quarter of fiscal 2010. The majority of the increase was attributable to gains realized from revenue hedging instruments, which was partially offset by a decrease in non-warranty repairs. See “Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.
Gross Margin
Consolidated gross margin increased by $431.8 million, or 28.9%, to $1.92 billion, or 45.4% of revenue, in the first quarter of fiscal 2011, compared to $1.49 billion, or 43.6% of revenue, in the first quarter of fiscal 2010. The increase in consolidated gross margin was primarily due to an increase in the blended device margins driven by shifts in product mix. This increase in gross margin is also attributable to higher service revenue as a result of additional subscriber accounts, which comprised 16.4% of total revenue mix in the first quarter of fiscal 2011 compared to 13.2% in the first quarter of fiscal 2010, along with a lower percentage of revenue from device shipments which comprised 79.1% of total revenue mix in the first quarter of fiscal 2011 compared to 81.4% in the first quarter of fiscal 2010. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage.
The Company expects consolidated gross margin to be approximately 44% in the second quarter of fiscal 2011, based on the Company’s current expectation for product mix, device ASP, current product costs and foreign exchange.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended May 29, 2010, compared to the quarter ended February 27, 2010 and the quarter ended May 30, 2009. The Company believes it is meaningful to provide a comparison between the first quarter of fiscal 2011 and the fourth quarter of fiscal 2010 given that RIM’s quarterly operating results vary substantially.

11

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Three Months Ended
	(in thousands)
	May 29, 2010		February 27, 2010		May 30, 2009

		% of		% of		% of
		Revenue		Revenue		Revenue

Revenue	$4,235,393		$4,079,712		$3,423,510

Operating expenses
Research and development	$287,580	6.8%	$267,164	6.6%	$219,777	6.4%
Selling, marketing and administration (1)	482,841	11.4%	497,642	12.2%	514,291	15.0%
Amortization	94,168	2.2%	86,540	2.1%	67,396	2.0%

Total	$864,589	20.4%	$851,346	20.9%	$801,464	23.4%

(1)	In the first quarter of fiscal 2010, selling, marketing and administration expenses of $514.3 million included the impact of unusual charges of $54.3 million, or 1.6% of revenue, relating to the foreign exchange impact of the enactment of functional currency tax rules in Canada and a charge of $42.1 million, or 1.2% of revenue, for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods. Excluding the $96.4 million for these items, the total research and development, selling, marketing and administration and amortization expense was $705.0 million, or 20.6% of revenue, for the first quarter of fiscal 2010. See “Results of Operations — Selling, Marketing and Administration Expenses”.
Total operating expenses for the first quarter of fiscal 2011 as a percentage of revenue decreased by 0.5% to 20.4% of revenues when compared to the fourth quarter of fiscal 2010.
Research and Development
Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenditures increased by $20.4 million to $287.6 million, or 6.8% of revenue, in the first quarter of fiscal 2011, compared to $267.2 million, or 6.5% of revenue, in the fourth quarter of fiscal 2010. The majority of the increase is attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities.

12

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $14.8 million to $482.8 million for the first quarter of fiscal 2011 compared to $497.6 million for the fourth quarter of fiscal 2010. As a percentage of revenue, selling, marketing and administration expenses decreased to 11.4% in the first quarter of fiscal 2011 versus 12.2% in the fourth quarter of fiscal 2010. The net decrease of $14.8 million was primarily attributable to decreases in expenditures for marketing, advertising, promotion and other expenses, which were partially offset by increases in salary, benefits, and other employee expenses primarily incurred as a result of increased personnel.
Selling, marketing and administration expenses decreased by $31.5 million to $482.8 million for the first quarter of fiscal 2011 compared to $514.3 million for the first quarter of fiscal 2010. Excluding the impact of $96.4 million of unusual charges in the first quarter of fiscal 2010, which related to a charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods, selling, marketing and administration expenses increased by $64.9 million. The majority of this increase is attributable to increased salary and benefits expenses primarily as a result of increased personnel, as well as increased expenditures on marketing and information technology, which were partially offset by foreign exchange gains.
With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars to the U.S. dollar, its reporting currency, with the effective date being the beginning of fiscal 2009. Gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010. Included in the total selling, marketing and administration expenses for the first quarter of fiscal 2010 is a $54.3 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s foreign currency hedging program. See “Income Taxes” for further details on the changes to the functional currency tax legislation in Canada, and “Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.
Selling, marketing and administration expenses for the first quarter of fiscal 2010 also included a charge of $42.1 million for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company’s Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM’s Co-Chief Executive Officers, related to the exercise of certain stock options issued by the Company.

13

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the first quarter of fiscal 2011 compared to the first quarter of fiscal 2010. Intangible assets are comprised of patents, licenses and acquired technology.

	Three Months Ended
	(in thousands)
	Included in Amortization			Included in Cost of Sales
	May 29, 2010	May 30, 2009	Change	May 29, 2010	May 30, 2009	Change

Property, plant and equipment	$59,850	$40,274	$19,576	$47,230	$31,988	$15,242
Intangible assets	34,318	27,122	7,196	44,783	29,157	15,626

Total	$94,168	$67,396	$26,772	$92,013	$61,145	$30,868

Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $26.8 million to $94.2 million for the first quarter of fiscal 2011 compared to $67.4 million for the comparable period in fiscal 2010.
Total amortization expense with respect to certain property, plant and equipment was $59.9 million in the first quarter of fiscal 2011 compared to $40.3 million in the first quarter of fiscal 2010.
Total amortization expense with respect to certain intangible assets was $34.3 million in the first quarter of fiscal 2011 compared to $27.1 million in the first quarter of fiscal 2010.
The increased amortization expense in the first quarter of fiscal 2011 primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last four quarters.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $30.9 million to $92.0 million for the first quarter of fiscal 2011 compared to $61.1 million for the comparable period in fiscal 2010.
Total amortization expense charged to cost of sales with respect to certain property, plant and equipment increased to $47.2 million in the first quarter of fiscal 2011 compared to $32.0 million in the first quarter of fiscal 2010. Total amortization expense charged to cost of sales with respect to certain intangible assets was $44.8 million in the first quarter of fiscal 2011 compared to $29.2 million in the first quarter of fiscal 2010.
The increased amortization expense in the first quarter of fiscal 2011 primarily reflects the impact of certain intangible assets and property, plant and equipment additions made over the last four quarters.

14

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Income
Investment income increased to $9.2 million in the first quarter of fiscal 2011, from $9.1 million in the first quarter of fiscal 2010. The increase primarily reflects the increase in the Company’s average cash, cash equivalents and short term investment balances and a gain on sale of investments accounted for on a cost basis, which was partially offset by decreases in yields due to lower interest rates when compared to the same period in fiscal 2010. See “Liquidity and Capital Resources”.
Income Taxes
For the first quarter of fiscal 2011, the Company’s income tax expense was $299.0 million, resulting in an effective tax rate of 28% compared to income tax expense of $56.2 million and an effective tax rate of 8.0% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. On March 12, 2009, the Government of Canada enacted changes to the Income Tax Act (Canada) that allowed RIM to calculate its fiscal 2009 and subsequent fiscal year Canadian income tax expense based on the U.S. dollar (the Company’s functional currency). As such, the Company recorded tax benefits of $145.0 million related to the enactment of the functional currency rules in the first quarter of fiscal 2010, resulting in the lower effective tax rate.
Management anticipates the Company’s effective tax rate for the remainder of fiscal 2011 to be approximately 28%.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
The Company’s net income for the first quarter of fiscal 2011 was $768.9 million, an increase of $125.9 million, or 19.6%, compared to net income of $643.0 million in the first quarter of fiscal 2010. The $125.9 million increase in net income in the first quarter of fiscal 2011 primarily reflects an increase in gross margin in the amount of $431.8 million, resulting primarily from the increased number of device shipments as well as an increase in service revenue as a result of additional subscriber accounts, which was partially offset by an increase of $242.9 million in the provision for income taxes, and an increase of $63.1 million in the Company’s operating expenses. Excluding the impact of unusual charges of $96.4 million and an income tax benefit of $175.1 million in the first quarter of fiscal 2010, which related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada, net income increased by $204.6 million. See “Results of Operations — Selling, Marketing and Administrative Expenses” and “Results of Operations — Income Taxes”.
Basic EPS was $1.39 and diluted EPS was $1.38 in the first quarter of fiscal 2011, a 23% increase compared to $1.13 basic EPS and $1.12

15

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
diluted EPS in the first quarter of fiscal 2010. Diluted EPS of $1.12 in the first quarter of fiscal 2010 included approximately $0.14 from the impact of unusual charges of $96.4 million and an income tax benefit of $175.1 million. Excluding the impact of these items, diluted EPS increased by 41% in the first quarter of fiscal 2011.
The weighted average number of shares outstanding was 554.7 million common shares for basic EPS and 558.2 million common shares for diluted EPS for the quarter ended May 29, 2010 compared to 566.8 million common shares for basic EPS and 573.3 million common shares for diluted EPS for the quarter ended May 30, 2009.
Common Shares Outstanding
On June 21, 2010, there were 552.5 million common shares, 7.9 million options to purchase common shares, 1.5 million restricted share units outstanding and 38,724 deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.
Pursuant to the Repurchase Program, the Company repurchased 5.9 million common shares at a cost of $409.9 million during the three months ended May 29, 2010. There was a reduction of $22.5 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $387.4 million was charged to retained earnings. All common shares repurchased by the Company pursuant to the Repurchase Program have been cancelled. Since the inception of the Repurchase Program, the Company has repurchased a total of 18.2 million common shares for an aggregate cost of $1.19 billion, resulting in the effective completion of the Repurchase Program.
On June 24, 2010, the Company’s Board of Directors authorized a share repurchase program to purchase for cancellation up to approximately 31 million common shares. The Company can purchase up to approximately 10 million common shares of the approved 31 million common shares over the NASDAQ commencing on June 29, 2010. Additional purchases over the NASDAQ or purchases on the TSX will be subject to regulatory approval. The share repurchase program will remain in place for up to 12 months or until the purchases are completed or the program is terminated by the Company.
Selected Quarterly Financial Data
The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended May 29, 2010. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

16

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Fiscal Year 2011	Fiscal Year 2010				Fiscal Year 2009
	First	Fourth	Third	Second	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(in thousands, except per share data)
Revenue	$4,235,393	$4,079,712	$3,924,310	$3,525,692	$3,423,510	$3,463,193	$2,782,098	$2,577,330

Gross margin	$1,923,316	$1,863,090	$1,675,255	$1,554,396	$1,491,525	$1,383,578	$1,269,506	$1,306,857
Operating expenses (1) (2)	864,589	851,346	791,175	902,411	801,464	650,623	629,035	604,624
Investment income	(9,193)	(5,454)	(6,425)	(7,625)	(9,136)	(10,568)	(31,554)	(17,168)

Income before income taxes	1,067,920	1,017,198	890,505	659,610	699,197	743,523	672,025	719,401

Provision for income taxes (1) (3)	299,018	307,076	262,134	183,989	56,167	225,264	275,729	223,855

Net income	$768,902	$710,122	$628,371	$475,621	$643,030	$518,259	$396,296	$495,546

Earnings per share

Basic	$1.39	$1.27	$1.11	$0.84	$1.13	$0.92	$0.70	$0.88
Diluted	$1.38	$1.27	$1.10	$0.83	$1.12	$0.90	$0.69	$0.86

Research and development	$287,580	$267,164	$242,329	$235,571	$219,777	$182,535	$193,044	$181,347
Selling, marketing and administration (1)	482,841	497,642	465,717	429,748	514,291	406,493	382,968	379,644

Amortization	94,168	86,540	83,129	73,292	67,396	61,595	53,023	43,633

Litigation (2)	—	—	—	163,800	—	—	—	—

Operating expenses	$864,589	$851,346	$791,175	$902,411	$801,464	$650,623	$629,035	$604,624

(1)	Selling, marketing and administration in the first quarter of fiscal 2010 included unusual charges of $96.4 million and provision for income taxes included a benefit of $175.1 million. These items related to a charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada.

(2)	In the second quarter of fiscal 2010, the Company settled all outstanding worldwide litigation (the “Visto Litigation”) with Visto Corporation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

(3)	Provision for income taxes included the negative impact of fluctuations of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009 of approximately $103.2 million.

17

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $397.5 million to $3.27 billion as at May 29, 2010 from $2.87 billion as at February 27, 2010. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at May 29, 2010.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at
	(in thousands)
	May 29, 2010	February 27, 2010	Change

Cash and cash equivalents	$1,850,199	$1,550,861	$299,338
Short-term investments	498,127	360,614	137,513
Long-term investments	918,849	958,248	(39,399)

Cash, cash equivalents, and investments	$3,267,175	$2,869,723	$397,452

The increase in cash, cash equivalents, and investments is primarily due to net cash flows provided from operating activities, which was partially offset by net cash flows used in investing activities and financing activities, as set out below:

	Three Months Ended
	(in thousands)
	May 29, 2010	May 30, 2009

Net cash flows provided by (used in):
Operating activities	$1,123,460	$614,623
Investing activities	(385,786)	(298,390)
Financing activities	(409,012)	(33,676)
Effect of foreign exchange gain (loss) on cash and cash equivalents	(29,324)	17,222

Net increase in cash and cash equivalents	$299,338	$299,779

Cash flows for the three months ended May 29, 2010
Operating Activities
Net cash flows provided by operating activities was $1.12 billion for the first quarter of fiscal 2011, reflecting higher net income and higher net changes in working capital in the first quarter of fiscal 2011 compared to the first quarter of fiscal 2010.

18

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at
	(in thousands)
	May 29, 2010	May 30, 2009	Change

Current assets	$6,227,616	$5,349,453	$878,163
Current liabilities	2,520,558	2,265,699	254,859

Working capital	$3,707,058	$3,083,754	$623,304

The increase in current assets of $878.2 million at the end of the first quarter of fiscal 2011 from the end of the first quarter of fiscal 2010 was primarily due to an increase in cash and cash equivalents of $714.9 million and an increase in accounts receivables of $311.9 million, which was partially offset by a decrease in short term investments of $121.8 million. At the end of the first quarter of fiscal 2011, accounts receivable was approximately $2.6 billion, an increase of $311.9 million from the end of the first quarter of fiscal 2010, due to increased sales and customer mix. Days sales outstanding decreased to 57 days in the first quarter of fiscal 2011 from 62 days at the end of the first quarter of fiscal 2010, primarily due to the timing of sales in the quarter.
The increase in current liabilities of $254.9 million at the end of the first quarter of fiscal 2011 from the end of the first quarter of fiscal 2010 was primarily due to an increase in accrued liabilities, which was partially offset by a reduction in accounts payable. As at May 29, 2010, accrued liabilities were approximately $1.77 billion, an increase of $271.8 million from the end of the first quarter of fiscal 2010, primarily due to an increase in accrued royalties and warranties. The decrease in accounts payable of $36.1 million from the end of the first quarter of fiscal 2010 was primarily attributable to the timing of payments during the first quarter of fiscal 2011 compared to the first quarter of fiscal 2010.
Investing Activities
During the three months ended May 29, 2010, cash flows used in investing activities were $385.8 million and included property, plant, and equipment additions of $226.1 million, acquisitions of short-term and long-term investments, net of proceeds on sale or maturity, of $103.2 million, intangible asset additions of $42.4 million, and business acquisitions of $14.1 million. For the same period of the prior fiscal year, cash flows used in investing activities were $298.4 million and included property, plant, and equipment additions of $247.2 million, intangible asset additions of $63.1 million, business acquisitions of $124.4 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $136.4 million.
The decrease in property, plant and equipment spending was primarily due to a reduction in the level of investment in building expansion and renovations to existing facilities, which was partially offset by increased investment in the enhancement of the BlackBerry infrastructure, computer equipment, and furniture and fixtures purchases. During the three months ended May 29, 2010, the additions to intangible assets primarily consisted of agreements with third parties totalling approximately $29.3 million for the use of intellectual property, software, messaging services and other BlackBerry-related features and intangible assets associated with the acquisition of a company whose proprietary software will be incorporated into the Company’s software.

19

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financing Activities
Cash flows used in financing activities were $409.0 million for the first quarter of fiscal 2011 and were primarily attributable to the Common Share Repurchase Program described above in the amount of $409.9 million. Cash flows used in financing activities were $33.7 million for the first quarter of fiscal 2010 and were primarily attributable to the purchase of common shares and repayments of long term debt, offset by cash provided by the issuance of common shares upon the exercise of stock options.
Lehman Brothers International (Europe)
Since March 1, 2005, the Company has maintained an investment account with Lehman Brothers International (Europe) (“LBIE”). As of September 30, 2008, the date of the last account statement received by the Company, the Company held in the account $81.1 million in combined cash and aggregate principal amount of fixed-income securities issued by third parties unrelated to LBIE or any other affiliate of Lehman Brothers Holdings Inc (“LBHI”). The face value, including accrued interest, as at May 29, 2010 is $84.8 million. Due to the insolvency proceedings instituted by LBHI and its affiliates, including LBIE, commencing on September 15, 2008, the Company’s regular access to information regarding the account has been disrupted. Following the appointment of the Administrators to LBIE the Company has asserted a trust claim in specie (the “Trust Claim”) over the assets held for it by LBIE for the return of those assets in accordance with the insolvency procedure in the United Kingdom. In the first quarter of fiscal 2010, the Company received a Letter of Return (the “Letter”) from the Administrators of LBIE relating to the Trust Claim. The Letter noted that, based on the work performed to date, the Administrators had identified certain assets belonging to the Company within the records of LBIE and that they are continuing to investigate the records for the remaining assets included in the Trust Claim: an additional asset was identified as belonging to the Company in the fourth quarter of fiscal 2010. In the fourth quarter of fiscal 2010, the Company signed the ‘Form of Acceptance’ and ‘Claim Resolution Agreement’, which are the necessary steps to have the identified assets returned. On June 8, 2010, the Company received a Claim Amount Notice from LBIE identifying amounts to be paid out in respect to certain identified assets and expects to receive these amounts during the second quarter. The Company continues to work with the Administrators to identify the remaining assets not specifically identified, along with the interest paid on these assets since LBIE began its administration proceedings. The Company will continue to take all actions it deems appropriate to defend its rights to these holdings and as a result, no impairment has been recognized against these holdings in fiscal 2011.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at May 29, 2010:

	(in thousands)
		Less than One	One to	Four to Five	Greater than
	Total	Year	Three Years	Years	Five Years

Operating lease obligations	$187,028	$33,397	$55,080	$41,469	$57,082
Purchase obligations and commitments	4,943,468	4,943,468	—	—	—

Total	$5,130,496	$4,976,865	$55,080	$41,469	$57,082

20

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Purchase obligations and commitments amounted to approximately $4.94 billion as at May 29, 2010, with purchase orders with contract manufacturers representing approximately $4.71 billion of the total. The Company also has commitments on account of capital expenditures of approximately $230.3 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.
On June 1, 2010, the Company purchased for cash consideration 100% of the common shares of QNX Software Systems (“QNX”) for $200.0 million. QNX’s proprietary software will be incorporated into the Company’s software.
The Company has not paid any cash dividends in the last three fiscal years.
Cash, cash equivalents, and investments were $3.3 billion as at May 29, 2010. The Company believes its financial resources, together with expected future income, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has $150.0 million in unsecured demand credit facilities (the “Facilities”) to support and secure operating and financing requirements. As at May 29, 2010, the Company has utilized $6.8 million of the Facilities for outstanding letters of credit, and $143.2 million of the Facilities are unused.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934 and under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of its partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors — Risks Related to Intellectual Property” in RIM’s Annual Information Form for the fiscal year ended February 27, 2010, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 27, 2010. Additional

21

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
lawsuits and claims, including purported class actions and derivative actions, may also be filed or made based upon the Company’s historical stock option granting practices.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
A description of certain of the Company’s legal proceedings is included in RIM’s Annual Information Form under “Legal Proceedings and Regulatory Actions”. The following is a summary of developments, since April 1, 2010, the date of RIM’s Annual Information Form, and should be read in conjunction with more detailed information contained in RIM’s Annual Information Form.
On June 10, 2010, the Company and Motorola, Inc. (“Motorola”) entered into a Settlement and License Agreement (the “Agreement”), which ends all outstanding worldwide litigation between the two companies. The Company and Motorola (the “parties”) will benefit from a long-term, intellectual property cross-licensing arrangement involving the parties receiving cross-licenses of various patent rights, including patent rights relating to certain industry standards and certain technologies, such as 2G, 3G, 4G, 802.11 and wireless email. In addition, the parties will transfer certain patents to each other. The financial terms of the Agreement include an up-front payment and ongoing royalties to Motorola. The Company does not expect this Agreement to have a material impact on the Company’s results of operations and financial condition.
On June 6, 2007, Minerva Industries (“Minerva”) filed a complaint in the Marshall District Court against the Company alleging infringement of U.S. Patent No. 6,681,120 (“’120”) and seeking an injunction and monetary damages. On January 22, 2008, Minerva filed a second complaint in the Marshall District Court against the Company alleging infringement of U.S. Patent No. 7,321,783 (“’783”) and seeking an injunction and monetary damages. RIM answered the first Complaint on January 28, 2008 and the second Complaint on March 14, 2008. On December 1, 2008, RIM’s motion to consolidate the two cases was granted. On February 3, 2010, the Court determined that the asserted claims of the ‘120 patent and one independent claim of the ‘783 patent were invalid. As a result, only some claims of the ‘783 patent remain in the case. The Company and Minerva settled on May 7, 2010 for an amount that is not material to the Consolidated Financial Statements.
On December 29, 2008, Prism Technologies, LLC (“Prism”) filed a complaint against the Company and Microsoft Corporation in the United States District Court for the District of Nebraska. The single patent in suit is U.S. Patent No. 7,290,288 (“the ’288 Patent”). The court rescheduled the trial date to January 28, 2011. Microsoft entered into an agreement with Prism and was dismissed from this action on September 28, 2009. On December 2, 2009, Prism filed a complaint with the ITC against the Company alleging infringement of the

22

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
’288 Patent. The Administrative Law Judge set a trial date for August 30, 2010 and a target date for completion of the investigation of April 5, 2011. The Company and Prism settled on May 5, 2010 for an amount that is not material to the Consolidated Financial Statements.
On August 6, 2009, Intellect Wireless (“Intellect”) filed a lawsuit against the Company, HTC, and AT&T in the United States District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 7,257,210; 7,305,076; 7,310,416; and 7,266,186. The patents are generally related to wireless systems and contact data, caller identification, and pictures. The Company and Intellect settled on June 17, 2010 for an amount that is not material to the Consolidated Financial Statements.
On October 23, 2009, Raylon LLC (“Raylon”) filed an Amended Complaint adding the Company and four other defendants to an existing patent infringement suit. The original Complaint was filed on August 6, 2009 in the United States District Court for the Eastern District of Texas alleging infringement of United States Patent No. 6,655,589. The single patent-in-suit generally relates to traffic citation issuance. The Company and Raylon settled on March 30, 2010 for an amount that is not material to the Consolidated Financial Statements.
On June 22, 2010, ADC Technology, Inc., filed a lawsuit against the Company in the United States District Court for the Northern District of Illinois (Eastern Division) alleging infringement of U.S. Patent Nos. 6,985,136, 7,057,605, and 7,567,361. The patents are generally directed to GPS features in a portable communicator. The complaint seeks an injunction and money damages. Proceedings are ongoing.
OSC Settlement
As discussed under “Restatement of Previously Issued Financial Statements — OSC Settlement” in the Company’s MD&A for the fiscal year ended February 28, 2009, on February 5, 2009, a panel of Commissioners of the Ontario Securities Commission (“OSC”) approved a settlement agreement (the “Settlement Agreement”) with the Company and certain of its officers and directors, including its Co-Chief Executive Officers, relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices.
As part of the Settlement Agreement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company’s board of directors and the staff of the OSC on the Company’s governance practices and procedures and its internal control over financial reporting. The Company retained Protiviti Co. (“Protiviti”) to carry out this engagement. See “Independent Governance Assessment” and Appendix A in the Company’s MD&A for the fiscal year ended February 27, 2010 for a further description of Protiviti’s engagement, its recommendations and the Company’s responses to such recommendations. A copy of Protiviti’s recommendations is also available on the website of the OSC. The Company is continuing to implement the recommendations of Protiviti as described in Appendix A of the Company’s MD&A for the fiscal year ended February 27, 2010.

23

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the first quarter of fiscal 2011 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At May 29, 2010, approximately 31% of cash and cash equivalents, 24% of accounts receivables and 10% of accounts payable are denominated in foreign currencies (February 27, 2010 — 38%, 22% and 7%, respectively). These foreign currencies primarily include the Canadian dollar, Euro, and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.
The Company enters into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. The cash flow hedges were fully effective at May 29, 2010. As at May 29, 2010, the net unrealized gains on these forward contracts was approximately $96.0 million (February 27, 2010 — net unrealized losses of $62.2 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.
The Company enters into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at May 29, 2010, net unrealized gains of $45.3 million were recorded in respect of this amount (May 30, 2009 — net unrealized losses of $39.9 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

24

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and accounts receivable volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The allowance as at May 29, 2010 is $2.2 million (February 27, 2010 — $2.0 million). The Company also places insurance coverage for a portion of its foreign accounts receivable balances. While the Company sells to a variety of customers, one customer comprised 16% of accounts receivable as at May 29, 2010 (February 27, 2010 — one customer comprised 14%). Additionally, three customers comprised 16%, 12% and 9% of the Company’s first quarter of fiscal 2011 sales (first quarter of fiscal 2010 sales — three customers comprised 25%, 11% and 10%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at May 29, 2010, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 23% (May 30, 2009 — 88%).
The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at May 29, 2010, no single issuer represented more than 8% of the total cash, cash equivalents and investments (February 27, 2010 — no single issuer represented more than 12% of the total cash, cash equivalents and investments).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During fiscal 2010 and for fiscal 2009, the Company did not record an other-than-temporary impairment charge.
Impact of Accounting Pronouncements Not Yet Implemented
In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company could be required to prepare financial

25

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
statements and accompanying notes in accordance with IFRS in fiscal 2015. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.
Changes in Internal Control Over Financial Reporting
During the three months ended May 29, 2010, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

26

Document 3
FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, James Balsillie, Co-Chief Executive Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended May 29, 2010.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on February 28, 2010 and ended on May 29, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: June 25, 2010

/s/ James Balsillie
James Balsillie
Co-Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Mike Lazaridis, Co-Chief Executive Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended May 29, 2010.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on February 28, 2010 and ended on May 29, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: June 25, 2010

/s/ Mike Lazaridis
Mike Lazaridis
Co-Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Brian Bidulka, Chief Financial Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended May 29, 2010.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on February 28, 2010 and ended on May 29, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: June 25, 2010

/s/ Brian Bidulka
Brian Bidulka
Chief Financial Officer

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED (Registrant)
Date: June 25, 2010	By:	/s/ Brian Bidulka
		Name:	Brian Bidulka
		Title:	Chief Financial Officer

6